UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CC Neuberger Principal Holdings III
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G1992N100
(CUSIP Number)

February 14, 2022**
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This voluntary Amendment No. 1 is being filed to clarify the Reporting Person’s beneficial ownership of certain convertible securities as disclosed on the original 13G filing, timely filed on February 14, 2022.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CC Neuberger Principal Holdings III Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 14,982,500(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 14,982,500(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,982,500(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.13%(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Represents Class A ordinary shares acquirable in respect of 14,982,500 Class B ordinary shares (“Class B Shares”), which may be converted at the option of the holder and will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252104). The reported securities do not reflect Class  A ordinary shares acquirable upon exercise of 10,050,000 private placement warrants upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.  In this regard, the underlying Class A ordinary shares have not been included in the amounts reflected in Items 5,7 and 9 of this cover page because the Private Placement Warrants cannot be exercised within 60 days, provided, that, notwithstanding the foregoing, the Reporting Person may be deemed to beneficially own such underlying 10,050,000 Class A ordinary shares because of the Reporting Person’s control of the Issuer. In such case, the amounts reflected in Items 5, 7 and 9 of this cover page would be 25,032,500 Class A Ordinary Shares and the percentage reflected in Item 11 of this cover page would be 38.34%.

(2) Calculated based on (i) 40,250,000 Class A ordinary shares outstanding as of December 22, 2021 as reported on the Issuer’s Form 10-Q/A, filed on December 22, 2021, and (ii) 14,982,500 Class A ordinary shares issuable in connection with the exercise or conversion of the 14,982,500 Class B Shares. If such calculation were to give effect to the Reporting Person’s ownership of the Class A ordinary shares acquirable upon exercise of the Private Placement Warrants, the denominator for such calculation would include an additional 10,050,000 Class A ordinary shares.

Item 1(a).	Name of Issuer

CC Neuberger Principal Holdings III (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
200 Park Avenue, 58th Floor New York, New York 10166

Item 2(a).	Names of Persons Filing

This statement is filed by CC Neuberger Principal Holdings III Sponsor LLC, referred to herein as the “Reporting Person”:

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

200 Park Avenue, 58th Floor New York, New York 10166

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G1992N100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned:
See response to Item 9 on the cover page.
	(b)	Percent of Class:
See response to Item 11 on the cover page.
	(c)	Number of shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:
See response to Item 5 on the cover page.
(ii) Shared power to vote or to direct the vote:
See response to Item 6 on the cover page.
(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on the cover page.
(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on the cover page.

As of December 31, 2021, the Reporting Person directly held 14,982,500 Class B ordinary shares of the Issuer, representing 27.13% of the Issuer’s outstanding Class A ordinary shares, based on 40,250,000 Class A ordinary shares outstanding as of December 8, 2021, as reported by the Issuer in its amended quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on December 22, 2021 and 14,982,500 Class A ordinary shares issuable in connection with the exercise or conversion of the 14,982,500 Class B Shares. The Class B ordinary shares are automatically convertible into Class A ordinary shares of the Issuer at the time of the Issuer’s initial business combination, or at any time prior thereto at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252104).

The reported securities do not reflect Class A ordinary shares acquirable upon exercise of the 10,050,000 Private Placement Warrants, commencing 30 days after completion of the Issuer’s initial business combination. In this regard, the underlying Class A ordinary shares have not been included in the amounts reflected in Items 5, 7 and 9 on the cover page because the Private Placement Warrants cannot be exercised within 60 days, provided, that, notwithstanding the foregoing, the Reporting Person may be deemed to beneficially own such underlying 10,050,000 Class A ordinary shares because of the Reporting Person’s control of the Issuer. In such case, the amounts reflected in Items 5, 7 and 9 of this cover page would be 25,032,500 Class A Ordinary Shares and the percentage reflected in Item 11 of this cover page would be 38.34%.

There are four managers of the Sponsor’s board of managers. Each manager has one vote, and the approval of a majority is required to approve an action of the Sponsor. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 2, 2022

CC Neuberger Principal Holdings III Sponsor LLC

By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Authorized Signatory